CARL N. DUNCAN, ESQ., LLC
ATTORNEY AT LAW
cduncan@cnduncanlaw.com

5718 Tanglewood Drive Bethesda, Maryland 20817	(301) 263-0200 Fax (301) 576-5193

October 8, 2010

Sebastian Gomez Abero, Staff Attorney
U.S. Securities and Exchange Commission
1000 F Street, N.E. (Mail Stop 4720)
Washington, D.C. 20549

Re:          Phyhealth Corporation
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-163076

Dear Mr. Abero:

This firm has acted as securities counsel for Phyhealth Corporation (the “Registrant”), a Delaware corporation, generally since June 2007 and specifically in connection with the regi-stration under the Securities Act of 1933, as amended, of the Series A Convertible Preferred, Series B Convertible Preferred and the underlying shares of common stock of par value $0.0001 per share, being spun-off pursuant to the Registration Statement to shareholders of Physicians Healthcare Management Group, Inc., the parent of Registrant.  Such Shares are described in the Registration Statement filed November 13, 2009 on Form S-1 with the Securities and Exchange Commission under the Securities Act of 1933 and as amended December 13, 2009 via Pre-Effective Amendment No. 1; Pre-Effective Amendment No. 2 filed May 17, 2010; Pre-Effective Amendment No. 3 filed July 13, 2010; and Pre-Effective Amendment No. 4 (the “Registration Statement”) proposed to be distributed by the Registrant pursuant to the referenced Registration Statement, as outlined in the paragraph following.

In response to the Staff’s current October 1, 2010 comment letter (the “current comment letter”), we hereby file this response to the Staff’s comments.  The Staff has permitted the Company to file on EDGAR this Response Letter (and those of August 10 and September 21, 2010) on a pre-filing review basis.  Please note that this Response Letter (being filed today on EDGAR as Correspondence) relates to Pre-Effective Amendment 4 proposed to be filed on EDGAR following your pre-filing review.

This Pre-Effective Amendment No. 4 will reflect cumulative changes since P.E. No. 3 was filed July 13, 2010.  This letter responds to the comments in the indicated order in the current comment letter relating to P.E. No. 3 following your recent pre-filing review.

For the convenience of the Staff, we have reproduced the Staff’s comments from the current comment letter in Italics.  The responses to those current comments immediately follow the reproduced Staff comments. We have attached the pages affected by Comments 1 and 2, those materials to be filed (assuming the Staff has no further comments) in the forthcoming P.E. No. 4 to be filed (as will the material contract requested in Comment 3 but not sought in this pre-filing “package”).

Sebastian Gomez Abero, Staff Attorney U.S. Securities and Exchange Commission Page 2	October 8, 2010

Financial Statements
Physicians Healthcare Management Group, Inc. Six Months Ended June 30, 2010 and 2009

1.
We note your response to prior comment one.  Please label the comparable financial statements for the fiscal year ended December 31, 2009 as restated.

Response to Comment 1:  We will adjust the June 30, 2010 and 2009 financial statements as reflected in the attached exhibit.

1.
We note your response to prior comments one and two. As you may be aware, Bruce Palmer, the former CEO of AccessKey, was indicted on September 21, 2010 by a Federal Grand Jury, United States District Court Southern District of Florida. The indictment charges Bruce Palmer with manipulating and artificially increasing the trading volume and price of AccessKey's stock. Given this information, please tell us if you believe you are still able to rely on the historical price and volume trading information and if you believe your current valuation of your note receivable, the warrants, and the common stock of AccessKey is appropriate and if so, how you came to this conclusion. If you can no longer rely on the information. tell us your consideration to restate the value of these investments for prior periods

Response to Comment 2:  In evaluating the circumstance and the value of the assets in the December 31, 2009 and June 30, 2010 consolidated financial statements management considered the following facts in the circumstances:

•	The charges have not yet been proven and may in fact be dismissed.
•
If the alleged activities did in fact take place, based in our discussions with the Company, we believe that it could not have reasonably known of the offenses.  The change in asset value, if any, would not be a correction of an error, but a change in estimate which would be most appropriately adjusted in the consolidated financial statements subsequent to the discovery.

•
The reporting of the event did not appear to have any significant impact on the stock price. On the day of the announcement, the price was unchanged until the very close of the market. The price has been relatively unchanged since the event.

•
The discount rate of 55% used in valuing the securities when recording the AccessKey assets was very conservative by asset valuation standards and could still be considered accurately stated even if the trading volumes and price were reduced for the alleged artificially inflated values.

Sebastian Gomez Abero, Staff Attorney U.S. Securities and Exchange Commission Page 3	October 8, 2010

.	Given these considerations, management believes that no adjustment or restatement is appropriate for the consolidated financial statements presented in the registration statement. However, to ensure full disclosure, a subsequent event footnote has been added to the June 30, 2010 financial statements as reflected in the attached exhibit.

2.
Please file a copy of the agreement with NextPath Partners, LLC as an exhibit to your registration statement.

Response to Comment 2:  The NextPath Partners, LLC agreement will be filed as Exhibit 10.24.

__________

Upon completion of the review, we trust all comments will have been satisfied and the Staff can advise us that the Company’s Registration Statement can be declared effective at a mutually convenient time, hopefully on or before October 21, 2010, subject to coordination of such timing with FINRA.  To that end, we are prepared to file a Rule 461 Request for Acceleration to coordinate such date of effectiveness as soon as that would be productive.  Thank you for your assistance and prompt review of these materials.  I will call you next week to coordinate any remaining issues with the Staff.

Sincerely,

/s/ Carl N. Duncan, Esq.
CARL N. DUNCAN, ESQ.

Enclosure:  June 30 Financials Exhibit Proposed To Be Filed as Part of P.E. No. 4

cc:  Robert Trinka
       Scott Moore

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Consolidated Balance Sheets

	June 30, 2010	December 31, 2009
ASSETS	(unaudited)	(Restated)
Current assets:
Cash	$71,101	$122,966
Certificates of deposit	153,878	500,000
Current portion of convertible note receivable, net of $40,000 allowance	8,940	148,571
Marketable equity securities	667,407	746,645
Non-marketable equity securities	77,500	32,500
Other current assets	4,500	5,500
Total current assets	983,326	1,556,182
Convertible note receivable, net of current portion	591,060	451,429
Surplus notes and interest receivable due to related party	362,251	362,251
Furniture and equipment, net	7,800	6,470
Website costs, net	4,929	7,020
Other assets	2,533	2,533
Due from related party, net of allowance for loans of $705,528
and $560,387 at 2010 and 2009, respectively	-	-
Goodwill	487,320	487,320
Total assets	$2,439,219	$2,873,205
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$21,453	$11,175
Payroll taxes payable	35,066	26,550
Total current liabilities	56,519	37,725
TEMPORARY EQUITY
Series B convertible preferred stock, $0.001 par value, 38,000,000
shares authorized, 31,116,176 issued and outstanding	7,467,883	7,467,883
EQUITY (DEFICIT)
Physicians Healthcare Management Group stockholders' equity (deficit):
Series A convertible preferred stock, $0.001 par value,
162,000,000 shares authorized, issued and outstanding	162,000	162,000
Common stock, $0.001 par value, 425,000,000 authorized,
156,073,725 issued and, 155,925,507 outstanding.	156,074	156,074
Additional paid-in capital	100,000	100,000
Less: treasury stock, at cost (148,218 common shares)	(991)	(991)
Deficit accumulated during the development stage	(5,453,233)	(5,090,643)
Accumulated other comprehensive income (loss)-unrealized Income
(loss) on investments	(32,093)	47,145
Total Physicians Healthcare Management Group stockholders' deficit	(5,068,243)	(4,626,415)
Noncontrolling interest	(16,940)	(5,988)
Total equity (deficit)	(5,085,183)	(4,632,403)
Total liabilities and equity (deficit)	$2,439,219	$2,873,205

The accompanying notes are an integral part  of these unaudited consolidatedfinancial statements

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Consolidated Statement of Changes in Equity (Deficit) - Unaudited
For the six months June 30, 2010

	Preferred Stock		Common Stock		Additional Paid-in	Treasury	Deficit Accumulated during Development	Accumulated Other Comprehensive	Physicians Healthcare Management Group Stockholders' Equity	Non- Controlling	Total Equity
	Shares	Amount	Shares	Amount	Capital	Stock	Stage	Loss	(Deficit)	Interest	(Deficit)
Balance- December 31, 2009 (Restated)	162,000,000	$162,000	156,073,725	$156,074	$100,000	$(991)	$(5,090,643)	$47,145	$(4,626,415)	$(5,988)	$(4,632,403)

Net loss, six months ended June 30, 2010	-	-	-	-	-	-	(362,590)	-	(362,590)	(10,952)	(373,542)

Unrealized loss on investments	-	-	-	-	-	-	-	(79,238)	(79,238)	-	(79,238)

Balance - June 30, 2010	162,000,000	$162,000	156,073,725	$156,074	$100,000	$(991)	$(5,453,233)	$(32,093)	$(5,068,243)	$(16,940)	$(5,085,183)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Physicians Healthcare Management Group, Inc. and Subsidiaries
(a development stage company)
Notes to Consolidated Financial Statements - Unaudited
For the six months ended June 30, 2010

Insurance Associates. NextPath is owned and operated by the spouse of the President and CEO of the Company. NextPath has more than twenty years executive management experience in target marketing for a Fortune 500 media corporation and complies with the Company’s Related Parties Policy. Next Path was paid $15,000, $0 and $15,000 in six months ended June 30, 2010 and 2009 and the period February 14, 2005 (Inception) to June 30, 2010, respectively

5.  SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES

The Company’s supplemental non-cash investing and financing activities are summarized as follows:

	Six months ended June 30,		February 14, 2005 (inception) to June 30,
	2010	2009	2010
Repurchase company stock with note	$-	$-	$1,031,177
Payment of debt with issuance of series B preferred stock	$-	$-	$7,367,883
Discount on note payable	$-	$-	$50,959
Settlement of escrow to acquire investment	$-	$500,000	$500,000
Unrealized gain(loss) on investments	$(79,238)	$-	$(32,093)
Acquisition of Underwriters:
Underwriter liabilities assumed	$-	$495,863	$495,863
Gain on Underwriters' stock previously held	-	250	250
Noncontrolling interest	-	38	38
Goodwill recognized	-	(487,320)	(487,320)
Purchase of Underwriters' stock, net of cash received	$-	$8,831	$8,831

6.  SUBSEQUENT EVENTS

Management evaluated all activity of the Company through the issue date of the Company’s consolidated financial statements and concluded that the following event has occurred that would require  disclosure in the consolidated financial statements.

The Company has been notified that the previous President of AccessKey IP, Inc. has been indicted in a Federal Grand Jury with charges of artificially increasing the trading volume and price of AccessKey’s common stock. The Company has a $640,000 cash investment in AccessKey and has assets totaling $718,100 and $652,075 on the Company’s consolidated balance sheet as of June 30, 2010 and December 31, 2009, respectively. Since these charges have not been proven in a court of law and were only revealed in September 2010, no adjustments have been made to the value of the assets in these consolidated financial statements. Management will evaluate the AccessKey asset in future filings and recognizing impairment on the value of these assets if the circumstance warrant such an adjustment.